UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)


Lifezone Metals Limited
(Name of Issuer)


Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)


G5568L109
(CUSIP Number)


Keith Stuart Liddell, Commerce House, 1 Bowring House, Ramsey, IM8 2LQ, Isle of Man, +44 1624 811 611 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


July 6, 2023
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. G5568L109

1 NAMES OF REPORTING PERSONS

Keith Stuart Liddell

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)

OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

British

NUMBER OF		7 SOLE VOTING POWER
SHARES			0
BENEFICIALLY		8 SHARED VOTING POWER
OWNED BY		23,701,437(1)
EACH			9 SOLE DISPOSITIVE POWER
REPORTING		0
PERSON			10 SHARED DISPOSITIVE POWER
WITH			23,701,437(1)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,701,437

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)

[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.8%(2)

14 TYPE OF REPORTING PERSON (See Instructions)

IN

(1) Consists of 5,172,747 ordinary shares, par value $0.0001 per share (the "Shares"), of Lifezone Metals Limited, an Isle of Man company (the "Issuer"), owned solely by Keith Stuart Liddell, 18,045,777 Shares owned jointly between Keith Stuart Liddell and Shelagh Jane Liddell and 482,913 Shares owned solely by Shelagh Jane Liddell. By virtue of his relationship with Shelagh Jane Liddell, Keith Stuart Liddell may be deemed to have beneficial ownership of the Shares owned solely by Shelagh Jane Liddell. Keith Stuart Liddell disclaims any beneficial ownership of the Shares owned solely by Shelagh Jane Liddell other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2) Percentage ownership is based on a total number of 79,418,599 Shares outstanding, as disclosed by the Issuer in a shell company report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on July 11, 2023.

CUSIP No. G5568L109

1 NAMES OF REPORTING PERSONS

Shelagh Jane Liddell

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)

OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

British

NUMBER OF		7 SOLE VOTING POWER
SHARES			0
BENEFICIALLY		8 SHARED VOTING POWER
OWNED BY		23,701,437(1)
EACH			9 SOLE DISPOSITIVE POWER
REPORTING		0
PERSON			10 SHARED DISPOSITIVE POWER
WITH			23,701,437(1)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,701,437

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)

[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.8%(2)

14 TYPE OF REPORTING PERSON (See Instructions)

IN

(1) Consists of 5,172,747 Shares owned solely by Keith Stuart Liddell, 18,045,777 Shares owned jointly between Keith Stuart Liddell and
Shelagh Jane Liddell and 482,913 Shares owned solely by Shelagh Jane Liddell. By virtue of her relationship with Keith Stuart Liddell, Shelagh Jane Liddell may be deemed to have beneficial ownership of the Shares owned solely by Keith Stuart Liddell. Shelagh Jane Liddell disclaims any beneficial ownership of the Shares owned solely by Keith Stuart Liddell other than to the extent of any pecuniary interest she may have therein, directly or indirectly.

(2) Percentage ownership is based on a total number of 79,418,599 Shares outstanding, as disclosed by the Issuer in a shell company report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on July 11, 2023.

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares of par value $0.0001, issued by Lifezone Metals Limited, an Isle of Man company (the "Issuer"), with registered address Commerce House, 1 Bowring House, Ramsey, IM8 2LQ, Isle of Man.

Item 2. Identity and Background

(a) This Schedule 13D is filed on behalf of Keith Stuart Liddell and Shelagh Jane Liddell (the"Reporting Persons"), as joint filers pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(b) The principal place of business of the Reporting Persons is Commerce House, 1 Bowring House, Ramsey, IM8 2LQ, Isle of Man.

(c) The principal occupation or employment of Keith Liddell is a consultant and Chairman of Lifezone Metals Limited. Lifezone Metals Limited is a modern pre-development explorationstage metals company and its principal place of business is Commerce House, 1 Bowring House, Ramsey, IM8 2LQ, Isle of Man. Shelagh Jane Liddell is retired.

(d) Neither of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Considerations

On July 6, 2023, the Issuer consummated the previously announced Business Combination pursuant to the Business Combination Agreement, dated as of December 13, 2022 (the "Business Combination Agreement"), by and among GoGreen Investments Corporation, a Cayman Islands exempted company ("GoGreen"), the Issuer, GoGreen Sponsor 1 LP, a Delaware limited partnership (the "Sponsor"), Aqua Merger Sub, an entity incorporated in the Cayman Islands and wholly owned subsidiary of the Issuer ("Merger Sub"), Lifezone Holdings Limited, an Isle of Man company ("LHL"), Keith Liddell, solely in his capacity as LHL shareholders representative, and the shareholders of LHL party thereto. On July 6, 2023, in accordance with the terms of the Business Combination Agreement, the shareholders of LHL transferred all of the outstanding ordinary shares of LHL to the Issuer in exchange for the issuance of new Shares by the Issuer and, if applicable, the issuance of Earnout Shares (as defined below) by the Issuer subject to the terms of and in accordance with the Business Combination Agreement (collectively, the "Share Acquisition").

At the closing of the Share Acquisition, on July 6, 2023,
Keith Stuart Liddell received 5,172,747 Shares, Keith Stuart Liddell and Shelagh Jane Liddell jointly received 18,045,777 Shares and
Shelagh Jane Liddell received 482,913 Shares, in each case, in exchange for all of their shares of LHL, which excludes any Earnout Shares that may be received upon the occurrence of a Triggering Event (as defined below).

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities described in this
Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Any Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the Shares then held by the Reporting Persons, in the open market, block trades, underwritten public offerings or privately negotiated transactions, subject to certain restrictions included in the Lock-Up Agreement
(as described in Item 6 below). Any actions any Reporting Person might undertake with respect to his or her investment in the Issuer may be made at any time and from time to time and will be dependent upon such Reporting Person's review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer's securities; and other factors and future developments.

Mr. Liddell serves as the Chairman of the Issuer and therefore regularly engages in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer's business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of Schedule 13D. In connection with these discussions, the Reporting Persons may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action, including communicating with the board of directors of the Issuer, members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available, including any of the events listed in Items 4(a) through 4(j) of Schedule 13D. Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer or the operations and conduct of the Issuer's business will be dependent upon the Reporting Persons' review of numerous factors, including those listed above, and the Reporting Persons specifically reserve the right to change their intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this paragraph, subject to applicable law and regulations. Also, subject to applicable approvals from the compensation committee of the board of directors of the Issuer, the Mr. Liddell may receive additional securities of the Issuer in connection with its compensation program.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) - (b) See items 7 through 13 on each cover page to this Schedule 13D.

(c) The response set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5(c). Except as described herein, the Reporting Persons have not effected any transactions in the Shares during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer and the Reporting Persons are parties to the Business
Combination Agreement. Under the Business Combination Agreement, in exchange for the transfer of allLHL ordinary shares to the Issuer, in addition to the issuance of Shares to the LHL shareholders at the closing of the Share Acquisition, the Issuer will issue to the eligible LHL shareholders (including the Reporting Persons), within five business days after the occurrence of the triggering events described below (each a "Triggering Event"), with respect to such Triggering Event the following number of Shares (which will be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Shares occurring after the closing of the Share Acquisition and upon or prior to the applicable Triggering Event)
(the "Earnout Shares"), upon the terms and subject to the conditions set forth in the Business Combination
Agreement:

* upon the occurrence of Triggering Event I (as defined in the Business Combination Agreement, i.e., the Issuer achieving a Share price of $14.00), a one-time issuance of 12,536,026 Earnout Shares; and

* upon the occurrence of Triggering Event II (as defined in the Business Combination Agreement, i.e., the Issuer achieving a Share price of $16.00), a one-time issuance of 12,536,026 Earnout Shares.

If there is a Change of Control (as defined in the Business
Combination Agreement) during the Earnout Period (as defined in the Business Combination Agreement) (or a definitive contract providing for a Change of Control is entered into during the Earnout Period and such Change of Control is ultimately consummated, even if such consummation occurs after the Earnout Period) pursuant to which the Issuer or its shareholders will receive consideration implying a value per Share (as determined in good faith by the Issuer's board) of:

* less than $14.00, then no Earnout Shares will be issuable;

* greater than or equal to $14.00 but less than $16.00, then,
(a) immediately prior to such Change of Control, the Issuer will issue 12,536,026 Shares (less any Earnout Shares issued prior to such Change of Control) and (b) thereafter, no further Earnout Shares will be issuable; or

* greater than or equal to $16.00, then, (a) immediately prior to such Change of Control, the Issuer will issue 25,072,052 Lifezone Metals Ordinary Shares (less any Earnout Shares issued prior to such Change of Control), and (b) thereafter, no further Earnout Shares will be issuable.

Pursuant to the earnout arrangement under the Business Combination Agreement, Keith Stuart Liddell may receive a maximum of 2,069,099 Shares, Keith Stuart Liddell and Shelagh Jane Liddell jointly may receive a maximum of 7,218,311 Shares and Shelagh Jane Liddell may receive a maximum of 193,165 Shares. A copy of the Business Combination Agreement is attached to this
Schedule 13D as Exhibit 2 hereto and is incorporated in its entirety into this Item 6.

The Issuer entered into a Lock-Up Agreement with each of (i)
Keith Stuart Liddell and (ii) Keith Stuart Liddell and Shelagh Jane Liddell jointly, dated as of July 6, 2023 (the "Lock-Up Agreement"), providing that the Reporting Persons will not, subject to certain exceptions (including the payment of taxes arising from the Business Combination), transfer any Restricted Securities (as defined in the Lock-Up Agreement) during the period commencing from the date of the closing of the Share Acquisition until 180 days after such date. A copy of the form of Lock-Up Agreement is attached to this Schedule 13D as
Exhibit 3 hereto and is incorporated in its entirety into this Item 6.

The Issuer and the Reporting Persons are parties to a Registration
Rights Agreement, dated as of July 6, 2023 (the "Registration Rights Agreement"), by and among the Issuer, the Sponsor, the shareholders of LHL party thereto and GoGreen, with respect to certain securities held by the Registration Rights Holders (as defined in the Registration Rights Agreement and including the Reporting Persons), pursuant to which the Issuer agreed to file a shelf registration statement registering the resale of all of the Shares of the Registration Rights Holders no later than 30 days of the closing of the Share Acquisition. The Issuer also agreed to provide customary "piggyback" registration rights, subject to certain requirements and customary conditions. A copy of the Registration Rights Agreement is attached to this Schedule 13D as Exhibit 4 hereto and is incorporated in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit No.			Description

1				Joint Filing Agreement, dated as of July 17, 2023, between
				the Reporting Persons.

2				Business Combination Agreement, dated as of December 13, 2022,
				by and among GoGreen, the
				Sponsor, the Issuer, Merger Sub, LHL and Keith Liddell,
				solely in his capacity as the Company
				Shareholders Representative, and those shareholders of the
				LHL set forth on the signature pages thereto
				(incorporated by reference to Annex A to Amendment No. 2 to
				the Issuer's Registration Statement on
				Form F-4 (File No. 333-271300) filed with the
				SEC on June 2, 2023).

3				Form of Lock-Up Agreement, by and among the Issuer and certain
				LHL Shareholders (incorporated by
				reference to Exhibit 10.3 to GoGreen's Current Report on Form 8-K
				(File No. 001-40941) filed with	the SEC on December 13, 2022).

4				Registration Rights Agreement, dated as of July 6, 2023, by
				and among the Issuer, the Sponsor, certain
				equityholders of LHL and GoGreen (incorporated by
				reference to Exhibit 10.2 to Amendment No. 1 to
				the Issuer's Registration Statement on
				Form F-1 (File No. 333-272865) filed with the
				SEC on July 11, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

17 July 2023
Dated



/s/ Keith Stuart Liddell
Signature




Name: Keith Stuart Liddell




/s/ Shelagh Jane Liddell
Signature




Name: Shelagh Jane Liddell